Exhibit (a)(5)(c)

For Immediate Release

Arbor Pharmaceuticals and XenoPort Announce the Expiration of the HSR Act

Waiting Period

Atlanta, GA, and Santa Clara, CA — June 16, 2016 — Arbor Pharmaceuticals, LLC (“Arbor”) and XenoPort, Inc. (“XenoPort”) (NASDAQ: XNPT) announced today that the waiting period has expired under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, relating to the previously announced tender offer by Arbor’s wholly owned subsidiary, AP Acquisition Sub, Inc. (“Acquisition Sub”), to purchase all issued and outstanding shares of common stock of XenoPort.

The expiration of the waiting period satisfies one of the conditions to the tender offer. The consummation of the tender offer is conditioned upon the valid tender (without withdrawal) of at least a majority of the issued and outstanding shares of XenoPort common stock, as well as other conditions that are specified in the Schedule TO (the “Schedule TO”) filed by Arbor, Arbor Pharmaceuticals, Inc. and Acquisition Sub with the Securities and Exchange Commission (the “SEC”) on June 6, 2016. The tender offer is scheduled to expire at 11:59 p.m., New York City time, on July 1, 2016, unless it is extended in accordance with the terms of the merger agreement and applicable SEC rules.

About Arbor Pharmaceuticals

Arbor Pharmaceuticals, LLC headquartered in Atlanta, Georgia, is a specialty pharmaceutical company currently focused on the cardiovascular, hospital and pediatric markets. The company has over 600 employees including approximately 500 sales professionals promoting its products to physicians, hospitals and pharmacists. Arbor currently markets over twenty NDA or ANDA approved products with over 35 more in development.

For more information regarding Arbor Pharmaceuticals or any of its products, visit www.arborpharma.com or send email inquiries to info@arborpharma.com.

About XenoPort

XenoPort, Inc. is a biopharmaceutical company focused on commercializing HORIZANT (gabapentin enacarbil) in the United States. XenoPort has entered into a clinical trial agreement with the National Institute on Alcohol Abuse and Alcoholism (NIAAA) under which the NIAAA has initiated a clinical trial evaluating HORIZANT as a potential treatment for patients with alcohol use disorder. REGNITE® (gabapentin enacarbil) Extended-Release Tablets is being marketed in Japan by Astellas Pharma Inc. XenoPort has granted exclusive world-wide rights for the development and commercialization of its clinical-stage oral product candidate, arbaclofen placarbil, to Indivior PLC for all indications. XenoPort has granted exclusive U.S. rights for the development and commercialization of its clinical-stage oral product candidate, XP23829, to Dr. Reddy’s Laboratories. XenoPort’s other clinical-stage product candidate, XP21279, is a prodrug of levodopa that is a potential treatment for patients with idiopathic Parkinson’s disease.

To learn more about XenoPort, please visit the website at www.XenoPort.com.

HORIZANT, REGNITE and XENOPORT are registered trademarks of XenoPort, Inc.

Important Additional Information

This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of XenoPort. Arbor, Arbor Pharmaceuticals, Inc. and Acquisition Sub have filed with the SEC a tender offer statement on Schedule TO, and XenoPort has filed a Solicitation/Recommendation Statement on Schedule 14D-9, all with respect to the Offer (as defined in those documents). Holders of shares of XenoPort are urged to carefully read the relevant tender offer materials (including the Offer to Purchase, the related Letter of Transmittal and the other tender offer documents) and the Solicitation/Recommendation Statement because they contain important information that holders of XenoPort shares should consider before making any decision regarding tendering their shares. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, are available to all holders of shares of XenoPort at no expense to them from the Information Agent at the address and telephone number set forth on the back cover of the Offer to Purchase filed with the Schedule TO. The tender offer materials and the Solicitation/Recommendation Statement are also available for free at the SEC’s website at www.sec.gov.

In addition, XenoPort files annual, quarterly and special reports and other information with the SEC. You may read and copy any reports or other information filed by Arbor or XenoPort at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Arbor’s and XenoPort’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

XenoPort Forward-Looking Statements

This press release contains “forward-looking” statements, including, without limitation, statements about the proposed acquisition of XenoPort by Arbor, and other matters that are not historical facts. Any statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Words such as “believe,” “could,” “intend,” “may,” “plans,” “potential,” “will” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon XenoPort’s current expectations. Forward-looking statements involve risks and uncertainties. XenoPort’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation: the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the merger agreement between the parties, the possibility of any termination of the merger agreement between the parties, and the parties’ ability to obtain regulatory approval in a timely manner. These and other risk factors are discussed under the heading “Risk Factors” in XenoPort’s SEC filings and reports, including in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, filed with the SEC on May 5, 2016. XenoPort expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

Arbor Media Contact

Brian Adams

Phone: 404-496-5915

Email: brian.adams@arborpharma.com

XenoPort IR and Media Contact

Jackie Cossmon

Phone: 408-616-7220

Email: ir@XenoPort.com